Exhibit 99.1
Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

NEWS RELEASE

REVISION – NEW TIME FOR TELEPHONE CONFERENCE -
Lundin Mining to Release Third Quarter Results Thursday October 29, 2009

Telephone Conference to be held on October 29 at 12:30 PM Eastern Standard Time (EST), 17:30 Central European Time (CET), 09:30 AM Pacific Standard Time (PST).

October 27, 2009 (TSX: LUN; OMX: LUMI) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that the report for the third quarter 2009 will be published October 29, 2009. The report will be published at approximately 14:30 CET (09:30 EST, 06:30 PST) October 29, 2009.

The Company will hold a telephone conference with an interactive presentation at 17:30 CET (12:30 PM EST, 09:30 AM PST) October 29, 2009.

Please call in 10 minutes before the conference starts and stay on the line (an operator will be available to assist you).

PLEASE NOTE!! Confirmation Code to quote when dialing in: 2005148

Call-in number for the conference call (North America): +1 212 444 0481
Call-in number for the conference call (Europe): +46 (0)8 5051 3786

To take part in the interactive presentation, please log on using this direct link:

http://www.livemeeting.com/cc/premconfeurope/join?id=2005148&role=attend&pw=pw7398
Or visit the website www.euvisioncast.com and login using the following:

Meeting ID: 2005148
Meeting Password: pw7398

The presentation slideshow will be available in PDF format for download from the Lundin Mining website www.lundinmining.com after 06:30 PST (14:30 CET) on October 29, 2009.

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until November 5, 2009.

Replay number in Europe is: +46 (0)8 5051 3897
North America: +1 347 366 9565
To access the recording, please enter access code: 2005148#

For further information, please contact:

Sophia Shane, Investor Relations, North America: +1 604 689 7842
Robert Eriksson, Investor Relations, Europe: +46 70 111 26 15